Exhibit 99.17

CONSENT OF WARDROP ENGINEERING

The undersigned consents to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the economic study entitled “2008 Desktop Study” dated July 2008 (the “Study”), the preliminary economic assessment entitled “Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT, Wardrop Document No. 0551530201” (the “PEA”), and the report entitled “Thor Lake – Lake Zone Mineral Resource Update” dated March 30, 2009 (the “Technical Report”) and the information derived from the Study, the PEA and the Technical Report, included in the Annual Information Form of the Company dated as of November 22, 2011 (the “AIF”).

The undersigned also consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to our name, the use of the Study, the PEA and the Technical Report and the information derived from the Study, the PEA and the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated:  November 29, 2011

TetraTech-WEI (formerly Wardrop Engineering Inc.)

/s/ Michael McLaughlin

By: Michael McLaughlin P. Eng
Title: Project Manager